Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-194505
April 16, 2014

Leju Holdings Limited

Leju Holdings Limited, or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering in the United States will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions) toll-free at 1-866-803-9204 or Macquarie Capital (USA) Inc. toll-free at 1-888-268-3937 (calling these numbers is not toll-free outside the United States). You may also access the company’s most recent prospectus dated April 16, 2014, which is included in Amendment No. 6 to the Company’s registration statement on Form F-1, as filed with the SEC via EDGAR on April 16, 2014, or Amendment No. 6, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1596856/000104746914003835/a2219725zf-1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated April 14, 2014. All references to page numbers are to page numbers in Amendment No. 6.

Change in the number of American depositary shares offered

The number of American depositary shares, or ADSs, offered by the Company, as stated in the preliminary prospectus dated April 14, 2014, was 17,700,000. The number of ADSs offered by the Company has now been changed to 10,000,000.

In light of the above change, we have revised the disclosures that are contingent on or relate to the number of ADSs offered by the Company in Amendment No. 6 to the Company’s registration statement on Form F-1 filed with the SEC on April 16, 2014. Set forth below are the revised (1) the prospectus front cover page; (2) the paragraphs under the “Prospectus Summary—Our Relationship with E-House” section on page 6; (3) the paragraph titled “ADSs offered by us,” “Concurrent private placement,” “ADSs outstanding immediately after this offering,” “Ordinary shares outstanding immediately after this offering,” “Over-allotment option,” “Use of proceeds” and “Reserved ADSs” under the “Prospectus Summary—The Offering” section on pages 8 to 10; (4) the risk factor titled “E-House will control the outcome of shareholder actions of our company.” in the “Risk Factors” section on page 29; (5) the risk factor titled “We will be a ‘controlled company’ within the meaning of the Corporate Governance Rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. “in the “Risk Factors” section on pages 29 and 30; (6) the risk factor titled “The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.”  in the “Risk Factors” section on page 48; (7)  the risk factor titled “Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.” in the “Risk Factors” section on page 49; (8) the first paragraph under the “Use of Proceeds” section on page 56; (9) the “Capitalization” section on page 58; (10) the “Dilution” section on pages 59 and 60; (11) the first paragraph under the

“Our Relationship with E-House” section on page 67; (12) the table and related notes (3) and (5) to the table under the “Principal Shareholders” section on pages 138 and 139; (13) the first paragraph and sixth paragraph  under the “Shares Eligible for Future Sale” section on pages 171 and 172; (14) the first, fourth and seventeenth paragraphs under the “Underwriting” section on pages 180 and 182; and (15) the back cover of the prospectus.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated

April 16, 2014

10,000,000 American Depositary Shares

Leju Holdings Limited

Representing 10,000,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Leju Holdings Limited, or Leju.

We are offering 10,000,000 ADSs. Each ADS represents one of our ordinary share, par value $0.001 per share.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate that the initial public offering price per ADS will be between $10.00 and $12.00. We have applied to list the ADSs on The New York Stock Exchange, or the NYSE, under the symbol “LEJU.”

We are an “emerging growth company” under applicable U.S. federal securities laws and are eligible for reduced public company reporting requirements. Following the completion of this offering and taking into account the ordinary shares we will issue and sell to Tencent in the concurrent private placement, we will be a “controlled company” as defined under the Corporate Governance Rules of the NYSE because E-House (China) Holdings Limited, or E-House, will hold 76.3% of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or 75.5% of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. See “Principal Shareholders.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 6.

Neither the United States Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Leju	$	$

The underwriters have an option to purchase up to an additional 1,500,000 ADSs from us at the initial public offering price less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on or about                              , 2014.

Joint Bookrunners
Credit Suisse	J.P. Morgan

China Renaissance	Macquarie Capital	China Merchants Securities (HK)

Prospectus dated                                     , 2014

Our Relationship with E-House

We are a subsidiary of E-House, which will remain our parent company and controlling shareholder after this offering. E-House first reported its real estate online services business as a separate segment in its annual report on Form 20-F for the year ended December 31, 2009. Prior to this offering, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. Upon completion of this offering, E-House will hold 76.3% of our then outstanding ordinary shares, including 2,029,420 ordinary shares we will issue and sell in the private placement to Tencent concurrently with this offering and assuming the underwriters do not exercise their over-allotment option. Upon becoming a stand-alone public company, we will contract with third parties to provide certain services to us associated with our being a public company, the costs of which may be higher than our current cost allocation with E-House for the same services.

We have entered into agreements with E-House with respect to various ongoing relationships between us. These include a master transaction agreement, an offshore transitional services agreement, an onshore transitional services agreement, a non-competition agreement and an onshore cooperation agreement. See “Our Relationship with E-House” and “Risk Factors—Risks Related to Our Carve-out from E-House and Our Relationships with E-House.”

The Offering

ADSs offered by us	10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise their over-allotment option in full).

Concurrent private placement

Concurrently with, and subject to, the completion of this offering, Tencent, our existing shareholder, has agreed to purchase from us such number of ordinary shares, at a price per ordinary share equal to the initial public offering price per ordinary share, sufficient for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering. As a result, Tencent will purchase 2,029,420 additional ordinary shares from us upon the completion of this offering. Our proposed issuance and sale of ordinary shares to Tencent are being made through a concurrent private placement pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the Securities Act. Tencent has agreed not to, without a prior written consent, directly or indirectly, sell, transfer or dispose of any ordinary shares acquired in the private placement for six months after the completion of this offering.

ADSs outstanding immediately after this offering	10,000,000 ADSs (or 11,500,000 ADSs if the underwriters exercise their over-allotment option in full).

Ordinary shares outstanding immediately after this offering	132,029,420 ordinary shares (including 2,029,420 ordinary shares we will issue and sell in the private placement to Tencent concurrently with this offering).

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,500,000 additional ADSs.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $97.3 million, or approximately $112.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately $20.8 million from the concurrent private placement to Tencent, after deducting estimated fees and expenses payable by us in connection with the private placement. These estimates are based upon an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus.

We plan to use the net proceeds of this offering as follows:

• approximately $40.0 million to enhance our technology infrastructure and develop new products and services for our online platform;

• approximately $30.0 million for geographic expansion, including adding new business lines in existing cities and converting outsourced operations to direct operations in select cities; and

•   the balance for general corporate purposes, including funding potential acquisitions of complementary businesses and strategic investments, although we are not currently negotiating any such transactions.

See “Use of Proceeds” for more information.

Reserved ADSs

At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 800,000 ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed share program.

RISK FACTORS

E-House will control the outcome of shareholder actions of our company.

Upon completion of this offering, assuming the underwriters do not exercise their over-allotment option and we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering, E-House will hold 76.3% of our ordinary shares and voting power. E-House has advised us that it does not anticipate disposing of its voting control in us in the near future. E-House’s voting power gives it the power to control actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including the election and removal of a majority of our board of directors, significant mergers and acquisitions and other business combinations, changes to our memorandum and articles of association, the number of shares available for issuance under share incentive plans, and the issuance of significant amounts of our ordinary shares in private placements.

E-House’s voting control may cause transactions to occur that might not be beneficial to you as a holder of our ADSs, and may prevent transactions that would be beneficial to you. For example, E-House’s voting control may prevent a transaction involving a change of control of us, including transactions in which you as a holder of our ADSs might otherwise receive a premium for your securities over the then-current market price. In addition, E-House is not prohibited from selling a controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If E-House is acquired or otherwise undergoes a change of control, any acquirer or successor will be entitled to exercise the voting control and contractual rights of E-House, and may do so in a manner that could vary significantly from that of E-House.

We will be a “controlled company” within the meaning of the Corporate Governance Rules of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon the closing of this offering, assuming we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering, E-House will hold (i) 76.3% of our then outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option, or (ii) 75.5% of our then outstanding ordinary shares if the underwriters exercise their over-allotment option in full. As a result, we will be a “controlled company” within the meaning of applicable corporate governance standards. Under the Corporate Governance Rules of the NYSE, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•        the requirement that we have a majority of independent directors on our board of directors;

•        the requirement that we have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and compensation committees.

Following this offering, we intend to utilize the foregoing exemptions from the applicable corporate governance requirements. As a result, we will not have a majority of independent directors nor a separate nominating committee. In addition, our compensation committee will not consist entirely of independent directors and we will not be required to have an annual performance evaluation of the compensation committee. See “Management.” Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the applicable corporate governance requirements.

The sale or availability for sale, or perceived sale or availability for sale, of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. There will be 10,000,000 ADSs outstanding immediately after this offering, or 11,500,000 ADSs if the underwriters exercise their options to purchase additional ADSs in full. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with this offering, we and our officers, directors and existing shareholders have agreed not to sell any shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release the securities subject to lock-up agreements from the lock-up restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, ordinary shares subject to our outstanding options as of the closing of this offering will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. We may also issue additional options in the future which may be exercised for additional ordinary shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately $9.41 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of $1.59 as of December 31, 2013, after giving effect to this offering and the concurrent private placement to Tencent and the assumed initial public offering price of $11.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses and estimated fees and expenses in connection with the concurrent private placement to Tencent payable by us. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $97.3 million, or approximately $112.6 million if the underwriters exercise their over-allotment option in full, after deducting underwriting discounts and the estimated offering expenses payable by us. In addition, we expect to receive net proceeds of approximately $20.8 million from the concurrent private placement to Tencent, after deducting estimated fees and expenses payable by us in connection with the concurrent private placement. These estimates are based upon an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per ADS would increase (decrease) the net proceeds to us from this offering by $11.2 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and we issue and sell 2,029,420 ordinary shares to Tencent in the concurrent private placement, and after deducting the estimated underwriting discounts and commissions, estimated expenses for this offering and the estimated fees and expenses in connection with the concurrent private placement payable by us.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2013:

•                  on an actual basis;

•                  on an as adjusted basis to reflect the sale of 10,000,000 ordinary shares in the form of ADSs by us in this offering, and the issuance of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering for Tencent to maintain a 15% equity interest in us (on a fully diluted basis, including all options and restricted shares and any other rights to acquire our shares that are granted and outstanding, and assuming the underwriters exercise their over-allotment option to purchase additional ADSs in full) as of the consummation of this offering, in each case at an assumed initial public offering price of $11.00 per ADS, the midpoint of the price range shown on the front cover page of this prospectus, after deducting the underwriting discounts and commissions, estimated offering expenses and estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2013
	Actual	As adjusted(1)
	(in thousands of $)
Shareholders’ equity:
Ordinary shares, $0.001 par value, 500,000,000 shares authorized, 120,000,000 shares issued and outstanding on an actual basis, and 132,029,420 shares issued and outstanding as adjusted	120	132
Additional paid-in capital	686,378	804,395
Accumulated deficit	(443,294)	(443,294)
Subscription receivables	(120)	(120)
Accumulated other comprehensive income	5,622	5,622
Total Leju equity	248,706	366,735
Non-controlling interest	3,084	3,084
Total equity(1)	251,790	369,819
Total capitalization(2)	251,790	369,819

Notes:

(1)                                 The as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)                                 Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions, the estimated offering expenses and estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us, a $1.00 increase (decrease) in the assumed public offering price of $11.00 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $11.2 million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2013 was approximately $91.6 million, or $0.76 per ordinary share as of that date, and $0.76 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities excluding the liability relating to exclusive rights. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to (i) the additional proceeds we will receive from this offering, from the assumed initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our issuance and sale of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated fees and expenses in connection with our concurrent private placement to Tencent payable by us.

Without taking into account any other changes in such net tangible book value after December 31, 2013, other than to give effect to (i) our issuance and sale of 10,000,000 ADSs in this offering, at an assumed initial public offering price of $11.00 per ADS, the mid-point of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), and (ii) our issuance and sale of 2,029,420 ordinary shares to Tencent in the private placement concurrently with this offering, assuming an initial public offering price of $11.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deduction of estimated fees and expenses payable by us, our net tangible book value at December 31, 2013 would have been $1.59 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or $1.59 per ADS. This represents an immediate increase in net tangible book value of $0.83 per ordinary share, or $0.83 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $9.41 per ordinary share, or $9.41 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution on a per ordinary share basis assuming that the initial public offering price per ordinary share is $11.00 and all ADSs are exchanged for ordinary shares:

	Per Ordinary share	Per ADS
Assumed initial public offering price	$11.00	$11.00
Net tangible book value as of December 31, 2013	$0.76	$0.76
Net tangible book value as adjusted to give effect to this offering and the concurrent private placement to Tencent as of December 31, 2013	$1.59	$1.59
Amount of dilution in net tangible book value to new investors in the offering and the concurrent private placement	$9.41	$9.41

A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering and the concurrent private placement by $11.2 million, the net tangible book value per ordinary share and per ADS after giving effect to this offering and the concurrent private placement by $0.08 per ordinary share and per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in this offering and the concurrent private placement by $0.92 per ordinary share and per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, as of December 31, 2013, the differences between the shareholders as of December 31, 2013 and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placement, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of $11.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary shares Purchased		Total Consideration		Average Price Per Ordinary	Average Price
	Number	Percent	Amount	Percent	share	Per ADS
			($)		($)	($)
Existing shareholders	120,000,000	90.9%	685,335,834	83.8%	5.71	5.71
Concurrent private placement to Tencent	2,029,420	1.5%	22,323,620	2.7%	11.00	11.00
New investors	10,000,000	7.6%	110,000,000	13.5%	11.00	11.00
Total	132,029,420	100.0%	817,659,454	100.0%	6.19	6.19

A $1.00 change in the assumed public offering price of $11.00 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by $10.0 million, $12.0 million, $0.09 and $0.09, respectively, assuming the sale of 10,000,000 ADSs in this offering and 2,029,420 ordinary shares in the concurrent private placement at $11.00 per ADS, the mid-point of the range set forth on the cover page of this prospectus.

The as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering and the concurrent private placement is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

OUR RELATIONSHIP WITH E-HOUSE

We are a subsidiary of E-House, which will remain our parent company and controlling shareholder after this offering. E-House first reported its real estate online services business as a separate segment in its annual report on Form 20-F for the year ended December 31, 2009. Prior to this offering, E-House has provided us with accounting, administrative, marketing, internal control, customer service and legal support, and has also provided us with the services of a number of its executives and employees. Upon the completion of this offering, E-House will be our controlling shareholder, with a shareholding of 76.3% of our then outstanding ordinary shares assuming the underwriters do not exercise their over-allotment option and we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering. Upon becoming a stand-alone public company, we will contract with third parties to provide certain services to us as a public company, the costs of which may be higher than our current cost allocation with E-House for the same services.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by each of our directors and executive officers; and each person known to us to own beneficially more than 5% of our ordinary shares.

	Shares Beneficially Owned Prior to This Offering		Shares Beneficially Owned Immediately After This Offering(1)
	Number(2)	%(3)	Number	%(3)
Directors and Executive Officers:
Xin Zhou	—	—	—	—
Yinyu He	—	—	—	—
Li-Lan Cheng	—	—	—	—
Charles Chao*	—	—	—	—
Canhao Huang	—	—	—	—
Martin Chi Ping Lau	—	—	—	—
Zhe Wei*	—	—	—	—
Jian Sun*	—	—	—	—
Min Fan*	—	—	—	—
Winston Li*	—	—	—	—
Weijie Ma	—	—	—	—
Keyi Chen	—	—	—	—
Min Chen	—	—	—	—
All Directors and Executive Officers as a Group	—	—	—	—

Principal Shareholders:
E-House (China) Holdings Limited(4)	100,798,200	84.0%	100,798,200	76.3%
Tencent Holding Limited(5)	19,201,800	16.0%	21,231,220	16.1%

*                 Messrs. Charles Chao, Zhe Wei, Jian Sun, Winston Li and Min Fan have accepted our appointment to be directors of our company, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(3)         For each person and group included in this table, percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the number of ordinary shares outstanding and the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus. The total number of ordinary shares outstanding as of the date of this prospectus is 120,000,000. The total number of ordinary shares outstanding after the completion of this offering will be 132,029,420, including (i) 10,000,000 ordinary shares to be sold by us in this offering in the form of ADSs, and (2) 2,029,420 ordinary shares that we will issue and sell in the private placement to Tencent concurrently with this offering, assuming the underwriters do not exercise their over-allotment option.

(5)         Represents 19,201,800 ordinary shares purchased by THL O Limited, a subsidiary of Tencent, from E-House and 2,029,420 ordinary shares we will issue and sell to THL O Limited in the private placement concurrently with this offering, pursuant to a share purchase and subscription agreement entered into between E-House, Tencent and us. See “Related Party Transactions—Transactions and Agreements with Tencent” for more information. Tencent Holding Limited is incorporated in the Cayman Islands and its business address is 29/F., Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong. Tencent is listed on the Hong Kong Stock Exchange.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,000,000 ADSs outstanding, representing approximately 7.6% of our outstanding ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option to purchase additional ADSs, and (ii) we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We have applied to list the ADSs on the NYSE, but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

All of our ordinary shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•                  1% of the then outstanding ordinary shares of the same class, in the form of ADSs or otherwise, which immediately after this offering will equal 1,320,294 ordinary shares, assuming (i) the underwriters do not exercise their over-allotment option and (ii) we issue and sell 2,029,420 ordinary shares in the private placement to Tencent concurrently with this offering; or

•                  the average weekly trading volume of our ordinary shares of the same class, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of ADSs:

Underwriter	Number of ADSs
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
China Renaissance Securities (Hong Kong) Limited
Macquarie Capital (USA) Inc.
China Merchants Securities (HK) Co., Limited
Total	10,000,000

We have granted to the underwriters a 30-day option to purchase up to 1,500,000 additional ADSs at the initial public offering price less the underwriting discounts and commissions. The option may be exercised to cover any over-allotments of ADSs.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 800,000 ADSs offered by this prospectus for sale to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

10,000,000 American Depositary Shares

Representing 10,000,000 Ordinary Shares

Leju Holdings Limited

Credit Suisse	J.P. Morgan

China Renaissance	Macquarie Capital	China Merchants Securities (HK)